Exhibit (a)(12)
EMERSON COMPLETES TENDER OFFER FOR AVOCENT
ST. LOUIS, MO, December 11, 2009 — Emerson (NYSE: EMR) announced today that it has successfully completed its tender offer for all of the outstanding shares of common stock of Avocent Corporation (NASDAQ: AVCT). The offer expired at 5 p.m. EST on Thursday, December 10, 2009. A total of approximately 43.2 million shares of Avocent common stock were tendered, representing approximately 97% of Avocent’s outstanding shares, including approximately 2.5 million shares tendered pursuant to a notice of guaranteed delivery. All shares validly tendered and not withdrawn have been accepted for payment by Emerson.
Emerson expects to effect a short-form merger under Delaware law to complete the Avocent acquisition. As a result of the merger, each of the remaining outstanding shares of Avocent’s common stock (other than any shares owned by Avocent, Emerson, or Emerson’s subsidiaries or any shares whose holders properly exercise their appraisal rights) will be converted into the right to receive the same $25.00 in cash per share, without interest, less certain applicable taxes, that was paid in the tender offer. Upon completion of the merger, Avocent will become a wholly owned subsidiary of Emerson, and Avocent’s common stock will cease to be traded on the NASDAQ Stock Market.
Once completed, the merger with Avocent will enable Emerson and its Emerson Network Power business to deliver a more robust portfolio of data center infrastructure management solutions. Combining Avocent’s ability to access and control the physical aspects of network devices and servers in the rack with Emerson’s power systems and precision cooling solutions in the room will create a unique infrastructure management solution for data center managers and help them address their most pressing challenge – energy efficiency.
About Emerson
Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Emerson’s sales in fiscal 2009 were $20.9 billion. Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.

Contact:	Mark Polzin (314) 982-1758 or William Walkowiak (314) 982-8622